FINAL PROSPECTUS
                                                FILED PURSUANT TO RULE 424(B)(3)
                                                              FILE NO. 333-59671

PROSPECTUS

                            GENERAL ELECTRIC COMPANY

                                  50,000 SHARES

                         COMMON STOCK ($0.16 PAR VALUE)

         This Prospectus relates to the sale of up to 50,000 shares of Common Stock (the "Common Stock") of the General Electric Company ("GE") pursuant to the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the "Plan").

          GE's principal executive offices are at 3135 Easton Turnpike, Fairfield, CT 06431 (Telephone: (203) 373-2211).

      GE's Common Stock is listed on the New York and Boston Stock Exchanges. It is also listed on a number of foreign exchanges including the London Stock Exchange and the Paris Bourse.

      On July 30, 1998, the reported last sale price of the Common Stock on the New York Stock Exchange was $91.3125 per share.

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    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
 COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
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                  The date of this Prospectus is July 31, 1998

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                       GENERAL INFORMATION ABOUT THE PLAN

INTRODUCTION

      The GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the "Plan") was adopted by GE's Board of Directors on March 14, 1997. The purpose of the Plan is to make stock-based compensation available to consultants, independent contractors and similar non-employees of GE who provide services to GE, to align such individuals' interests with those of GE's share owners. Each individual to whom a grant has been made has been furnished a copy of the Plan. Any individual who renders services to GE or its affiliates is eligible to participate in the Plan, in the discretion of the Committee that administers the Plan.

STOCK OPTIONS - DETERMINATION OF PRICE OF THE COMMON STOCK

      The options have an exercise price of $51.125 per share. The options expire on December 19, 2006. The purchase price for the shares subject to the options is 100% of the market value of the Common Stock on the date the options were granted, as provided by the Plan. The option grants contain the specific terms and conditions relating to the options. Each optionee is referred to the Plan and his or her option documents for a complete statement of the terms and provisions of his or her options.

     Shares of GE common stock issued upon the exercise of the options will be freely transferable.

      Options are nonassignable and nontransferable and are exercisable only by the holder or the holder's guardian or legal representative. Payment for the shares under options shall be made in full in cash, stock or a combination thereof.

ADMINISTRATION

     The Plan is administered by the Management Development and Compensation Committee of GE's Board of Directors (the "Committee"). As of the date hereof, the Committee consisted of Directors Cathcart (Chairman), Gonzalez, Michelson, Rhodes and Sigler. The address of each in his or her capacity as a member of the Committee is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

      The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

SECURITIES SUBJECT TO THE PLAN

     The total number of shares of Common Stock which may be delivered under the Plan will not exceed 10,000,000 shares (as adjusted for the 2-for-1 stock split effective April 28, 1997), subject to adjustment for any changes in the Common Stock or any option granted under the Plan as a result of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, exchange of stock or other change in corporate structure. The Plan permits either treasury or authorized but unissued shares to be used.

TAX ASPECTS

      Optionees should consult with tax advisors prior to exercising options, to be sure they understand the tax consequences of the option exercise. The following is a general summary of the Federal income tax consequences of the granting and exercise of stock options. This discussion is not intended to provide a summary of state income tax consequences, or specific tax advice.

      All options granted under the Plan are non-statutory options not intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended.

      The grant of an option does not produce taxable income to the option holder. Generally, upon exercise of an option, the excess of the fair market value of the Common Stock over the option exercise price is taxable to the option holder as ordinary income. For example, if an optionee exercised an option having an exercise price of $51.125 per share when the fair market value GE common stock was $91.125 per share, the optionee would recognize ordinary income of $40 per share on the exercise. If the optionee exercised 100 options, receiving 100 shares of stock, he or she would recognize taxable ordinary income of $4,000 using the same example.

      Optionees are responsible for the tax liability incurred upon exercise of the option. GE will report to the Internal Revenue Service the income resulting to the optionee from the exercise of the option. GE is not required to, and does not, withhold any tax upon exercise of the option for optionees who are not employees of GE.

      The tax basis for the Common Stock acquired is the fair market value on the date of exercise, and the holding period for the Common Stock begins on the date of exercise. Optionees should consult with tax advisors prior to selling stock received on exercise of options, to be sure they understand the tax consequences of selling stock.

      Optionees who are subject to tax in other jurisdictions should consult their tax advisors as to the tax effect in such jurisdictions.

AMENDMENT OF OPTIONS AND THE PLAN

      The Board may amend or terminate the Plan, or any options granted under the Plan, without the consent of any share owner or other person, but no amendment or termination may impair rights of any holder of an option under the Plan without the written consent of the affected person.

ADDITIONAL INFORMATION ABOUT GE STOCK AND THE PLAN

     VOTING. If you own GE stock, you will receive proxy materials, reports to share owners, and other materials sent to GE share owners. Each share of GE common stock is entitled to one vote on each matter put to a vote of the share owners.

     DIVIDENDS. The Board of Directors determines dividend record and payment dates, and dividend rates. The Board of Directors may change the amount and timing of dividends at any time, without notice.

     STOCK SPLITS AND STOCK DIVIDENDS. Your options, as well as any GE stock you own, will be adjusted to reflect any additional shares of GE stock distributed as a stock split, stock dividend or other distribution based on GE stock.

     RESPONSIBILITY. Neither GE nor the Committee will be liable for actions taken in good faith in administering the Plan, or for actions required by law, or for good faith omissions to act.

     Your options represent a potential investment in GE stock, which may increase or decrease in value. You are responsible for the investment decisions regarding your options. Neither GE nor the Plan may provide investment advice.

     Tax consequences of stock options can vary depending on each optionee's tax situation. You are responsible for consulting with tax advisors to determine the tax effect of stock option exercises and stock ownership in light of current and proposed federal, state, local, foreign and other tax laws.

     You are responsible for costs that you incur in connection with exercising your options or selling stock you receive on exercise of options -- for example, brokerage fees if you choose to sell stock through a broker when you exercise your options, or delivery fees for certificates we send to you by means other than first class mail, at your request.

     FOREIGN PARTICIPATION. If you live outside the U.S., you should first determine if there are any laws or governmental regulations that would affect the actions you take with respect to your options, or affect the terms of your options or the Plan. Tax consequences of Plan participation may vary under foreign laws or regulations. You should determine the tax treatment of stock options and stock ownership before you decide to exercise your options.

     USE OF PROCEEDS. Proceeds from the sale of GE treasury shares through the Plan, if any, will be used by GE for general corporate purposes.

     LEGAL MATTERS. The Plan is governed by the laws of the State of New York, GE's state of incorporation. GE's Corporate Counsel, Robert E. Healing, has given GE his legal opinion regarding the validity of the GE stock offered by this Prospectus.

     INDEPENDENT PUBLIC ACCOUNTANTS. KPMG Peat Marwick LLP, independent certified public accountants, audited GE's consolidated financial statements for the year ended December 31, 1997. GE's Annual Report on Form 10-K includes these financial statements and the auditors' report. This Prospectus incorporates the financial statements and report by reference, relying on KPMG Peat Marwick LLP's authority as experts in accounting and auditing.


                          GENERAL INFORMATION ABOUT GE

     GE is a diversified technology, manufacturing and services company. GE operates in more than 100 countries around the world, including 250 manufacturing plants in 26 different nations. At December 31, 1997, GE employed 276,000 people worldwide, including 165,000 in the United States. For the year ended December 31, 1997, GE reported revenues of $90.84 billion, and net earnings of $8.20 billion. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

     WHERE TO OBTAIN ADDITIONAL INFORMATION ABOUT GE. GE files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information that GE files, at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. GE's SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the Internet site maintained by the SEC at http://www.sec.gov.

     The SEC allows GE to "incorporate by reference" the information it files with the SEC. This means that GE's SEC filings, containing important disclosures, may be listed rather than repeated in this prospectus. Later information filed with the SEC will update and supersede the information in the documents listed below. These later filings also will be considered to be included in this Prospectus. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, comprise the incorporated documents:

1.   GE's Annual Report on Form 10-K for the year ended December 31, 1997.

2. GE's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998.

3. The description of GE stock contained in the Registration Statement on Form S-4 (File No. 333- 30845), and any document filed which updates such description.

     For information about GE, you should rely only on the information contained in this Prospectus or incorporated by reference. GE has not authorized anyone else to provide you with different or additional information. The information in this Prospectus is accurate as of the date of the Prospectus. This information will be updated by means of supplemental or revised prospectuses, and by the future filing of GE's reports with the SEC, described above.

     GE will provide, without charge, a copy of any or all of the documents incorporated by reference in this Prospectus (but not exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Direct your request for copies to GE Corporate Investor Communications; 3135 Easton Turnpike; Fairfield, CT 06431 (telephone (203) 373-2816). Information about GE is also available at GE's Internet site at http://www.ge.com.